
CORRECTED

November 1, 2012

<u>Via Email</u>
Mr. James I. Edelson
Senior Vice President
Overseas Shipholding Group, Inc.
666 Third Avenue
New York, New York 10017

> **Re:**   **Overseas Shipholding Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed October 22, 2012**
> **File No. 001-06479**

Dear Mr. Edelson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. We note that you have determined that at least three years of financial statements ending December 31, 2011 as well as interim periods in 2012 should no longer be relied upon. In this regard, please tell us whether you intend to file restated financial statements. If so, tell us how, and when, you will do so.

2. Given that you have determined that your three prior years of financial statements should no longer be relied upon, please describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures and internal control over financial reporting. See Items 307 and 308 of Regulation S-K. If the officers' conclude that the disclosure controls and procedures and internal controls over financial reporting were effective, despite the fact that such financial statements should no longer be relied upon, describe the basis for the officers' conclusions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant